SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*
ALLIED HEALTHCARE PRODUCTS, INC.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
019222 10 8

(CUSIP Number)
JOHN D. WEIL
200 N. BROADWAY
SUITE 825
St. Louis, MISSOURI 63102
(314) 421-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 30, 2008

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.
     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	019222 10 8	13D	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WOODBOURNE PARTNERS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MISSOURI

	7	SOLE VOTING POWER

NUMBER OF		3,101,314

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,101,314

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,101,314

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	019222 10 8	13D	Page	3	of	5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOHN D. WEIL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		3,115,814, subject to the disclaimer in Item 5.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,300, subject to the disclaimer in Item 5.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,115,814, subject to the disclaimer in Item 5.

WITH	10	SHARED DISPOSITIVE POWER

26,300, subject to the disclaimer in Item 5.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,148,114, subject to the disclaimer in Item 5.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	019222 10 8	13D	Page	4	of	5 Pages
Preliminary Note
     John D. Weil reported the acquisition of shares of Common Stock (“Stock”) of Allied Healthcare Products, Inc., a Delaware corporation (the “Issuer”), in an initial filing of this Schedule 13D on August 21, 1996, as emended by Amendment No. 1 filed September 5, 1996, Amendment No. 2 filed October 28, 1996, Amendment No. 3 filed May 28, 1997, Amendment No. 4 filed May 11, 1998, Amendment No. 5 filed December 14, 1999, Amendment No. 6 filed November 30, 2000, Amendment No. 7 filed May 28, 2003, Amendment No. 8 filed February 26, 2004 and Amendment No. 9 filed May 19, 2005. As reported in Amendment No. 3 filed May 28, 1997, all shares of Stock previously reported as beneficially owned by Mr. Weil, members of his family (other than shares of Stock reported in Item 5 as held by Mr. Weil’s son), family trusts or the partnership controlled by Mr. Weil were transferred to Woodbourne Partners, L.P. (the “Reporting Person”).
     The Cover Pages for Mr. Weil and for Woodbourne Partners, L.P. are hereby amended as shown in this Amendment No. 10. Items 5 is hereby amended as follows. All other items are unchanged from the initial filing of this Schedule 13D, as previously amended.
ITEM 5. Interest in Securities of the Issuer.
(a)	Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 3,149,614 shares of Stock in the manner hereinafter described:

				Percentage of
	Relationship to	Number of		Outstanding
Shares Beneficially Owned by	Reporting Person	Shares		Securities
Woodbourne Partners, L.P.	Reporting Person	3,101,314		39.3%

John D. Weil	Sole Director and Shareholder of the General Partner of the Reporting Person	46,800	(1)(2)	.6%

TOTAL		3,148,114		39.8%

Notes:

(1)	Includes 10,500 shares held directly, 4,000 shares held indirectly, 26,300 shares held by the spouse of John D. Weil, and 6,000 shares deemed beneficially owned as the result of options held by John D. Weil exercisable currently or within 60 days of the date hereof.

(2)	Does not include 10,000 shares held by an adult son of John D. Weil or 8,400 shares held by an Individual Retirement Account for the benefit of a person holding a limited partnership interest in Woodbourne Partners, L.P.
     The foregoing percentages assume that the Issuer has 7,901,327 shares of Stock outstanding as of November 2, 2008.
     AS PERMITTED IN S.E.C. REGULATION §240.13d-4, THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT JOHN D. WEIL IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES HELD BY HIS SPOUSE OR THE REPORTING PERSON COVERED BY THIS STATEMENT.

CUSIP No.	019222 10 8	13D	Page	5	of	5 Pages
(b)	Subject to the above disclaimer of beneficial ownership, for each Reporting Person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

(c)	Purchases in the 60 days prior to December 30, 2008 were as follows:

		Number	Net Price	Transaction
Purchase/ (Sale) in the Name of	Date	of Shares	Per Share	Made Through
Woodbourne Partners, L.P.	11/10/2008	14,000	4.25	Huntleigh Securities
Woodbourne Partners, L.P.	11/11/2008	4,000	3.9575	Huntleigh Securities
Woodbourne Partners, L.P.	11/26/2008	4,500	3.8989	Huntleigh Securities
Woodbourne Partners, L.P.	12/30/2008	17,700	2.75	Huntleigh Securities
(d)	Not applicable.

(e)	Not applicable.
     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WOODBOURNE PARTNERS, L.P.

by its General Partner,
CLAYTON MANAGEMENT COMPANY

/s/ John D. Weil by: John D. Weil, President
     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHN D. WEIL

/s/ John D. Weil
January 12, 2009

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